Exhibit 99.2

Dear Shareholder:

It’s been a week since the definitive arrangement agreement between Canopy Growth and Acreage Holdings was announced. We believe the transaction will forever be known as a monumental event for the industry; the trigger event that we anticipate will result in the combination of our two companies to create a global cannabis superpower.

Following the announcement, we received various inquiries about the transactions contemplated in the Arrangement Agreement. We will be mailing a circular and related meeting materials to you in connection with a meeting of Acreage Holdings’ shareholders to vote on resolutions required to implement the transactions contemplated by the Arrangement Agreement; however, given the inquiries we have received and the innovative and novel structure of the transactions proposed to be entered into with Canopy Growth, we prepared the enclosed “Frequently Asked Questions” for your information.

While you will receive the recommendation from the board of directors of Acreage Holdings in the Circular along with the reasons for the board of directors determining to recommend the contemplated transactions to Acreage Holdings’ shareholders, it is my belief that, among other things, our ability to have, immediate access to certain brands, capabilities, research and innovation from the world’s largest cannabis company, Canopy Growth, will add jet fuel to a rocket ship that was already positioned for long-term growth and success in the world’s largest cannabis market.

If there is anything to be learned by you from this letter and the enclosed responses to the Frequently Asked Questions, it is my hope that you can see the forest through the trees. Acreage Holdings just made itself much bigger, stronger and smarter as we continue to work tirelessly on succeeding at everything we’ve set out to do.

I look forward to seeing you all at the Shareholder Meeting and to continuing this groundbreaking journey together.

Sincerely,

Kevin Murphy

Chief Executive Officer

Canopy Growth – Acreage Holdings Acquisition FAQs

To assist in your understanding of the proposed transactions between Canopy Growth Corporation (“Canopy Growth”) and Acreage Holdings, Inc. (“Acreage”) announced on April 18, 2019, set forth below are some Frequently Asked Questions together with our responses.

A detailed summary of the proposed transactions will be set out in Acreage’s circular (the “Circular”) to be mailed to Acreage shareholders as of May 13, 2019 in connection with the anticipated June 19, 2019 shareholder meeting (the “Shareholder Meeting”) to vote on the resolutions related to the Arrangement (as defined below).

Synopsis: On April 18, 2019, Canopy Growth and Acreage entered into an agreement (the “Arrangement Agreement”). Canopy Growth will receive the Canopy Growth Call Option (as defined below) upon the implementation of the court approved arrangement contemplated in the Arrangement Agreement (the “Arrangement”), which will occur upon the satisfaction or waiver of various conditions, including court and shareholder approvals. Upon closing of the Arrangement and in exchange for the Canopy Growth Call Option, Canopy Growth will pay US$300,000,000 (the “Option Payment Amount”) on a pro rata basis to the holders of certain shares of Acreage and its subsidiaries as described below. Upon the satisfaction or waiver of all of the conditions to exercise of the Canopy Growth Call Option, including the “triggering event” (as described below), there will be an exchange of each Company Share (as defined below) of Acreage (assuming each Company Share is converted to Subordinate Voting Shares) for 0.5818 of a common share of Canopy Growth, subject to adjustment in accordance with the provisions of the Arrangement Agreement.

What Steps Are Required to Effect the Transactions Described Above?

•	Grant of Option. At the effective time (the “Initial Effective Time”) of the Arrangement, which will be following shareholder and British Columbia Supreme Court approval but prior to U.S. federal legalization, a call option (the “Canopy Growth Call Option”) to purchase all of the outstanding Class A subordinate voting shares (the “Subordinate Voting Shares”), Class B proportionate voting shares (the “Proportionate Voting Shares”) and Class C multiple voting shares of Acreage (the “Multiple Voting Shares” and, collectively, the “Company Shares”), will be provided to Canopy Growth in exchange for the Option Payment Amount described below;

•	Option Consideration Payment. The payment of the Option Payment Amount on a pro rata basis to the holders of Subordinate Voting Shares and certain securities convertible into Subordinate Voting Shares, specifically, holders of (i) Proportionate Voting Shares, (ii) Multiple Voting Shares, (iii) common units and vested profits interests of High Street Capital Partners, LLC (“HSCP”) not owned by Acreage and (iv) Class B non-voting common shares of Acreage Holdings WC, Inc. (“USCo2”)); and

•	Exchange of Acreage for Canopy Growth Shares. Upon the satisfaction or waiver of the “triggering event” (as described below), Canopy Growth is required to exercise the Canopy Growth Call Option. If Canopy Growth fails to exercise the Canopy Growth Call Option upon satisfaction of the “triggering event”, Acreage can cause Canopy Growth to do so. Within 90 days following the satisfaction or waiver of the “triggering event”, assuming that the remaining customary closing conditions are satisfied or waived, Canopy Growth will acquire all of the issued and outstanding Subordinate Voting Shares (the “Acquisition”), including all Proportionate Voting Shares and Multiple Voting Shares, which will be automatically converted on the date of the Acquisition (the “Acquisition Effective Time”) into Subordinate Voting Shares. At the Acquisition Effective Time, holders of (i) all share classes of Acreage (as adjusted to reflect the exchange of such shares into Subordinate Voting Shares) will each be automatically exchanged for 0.5818 of a common share of Canopy Growth, subject to adjustment in accordance with the provisions of the Arrangement Agreement (the “Exchange Ratio”). In addition, holders of (ii) common units and vested profit interests of HSCP not owned by Acreage, and (iii) Class B non-voting shares of USCo2, will be entitled to exchange their units and shares, respectively, for 0.5818 of a common share of Canopy Growth, subject to adjustment in accordance with the provisions of the Arrangement Agreement.

When will the Canopy Growth Call Option be effective?

The Arrangement establishing the Canopy Growth Option will become effective at the Initial Effective Time, following the receipt of shareholder approvals for each of Acreage and Canopy Growth along with court approval and all required regulatory approvals and all other conditions to closing are satisfied.

When will the Option Payment Amount be paid?

The Option Payment Amount will be distributed by the depositary in accordance with the depositary’s procedures following the Initial Effective Time. The holders of securities entitled to a pro rata portion of the Option Payment Amount will receive details regarding the procedure to obtain such funds in due course.

Who will receive the Option Payment Amount?

As noted above, all holders of Subordinate Voting Shares and certain securities convertible into Subordinate Voting Shares, specifically, holders of Proportionate Voting Shares, Multiple Voting Shares, common units and vested profits interests of HSCP not owned by Acreage and Class B non-voting common shares of USCo2, will receive a pro rata share (assuming and taking into account the ratio for adjustment of all such securities into Subordinate Voting Shares) of the Option Payment Amount.

When will the Canopy Growth Call Option be exercised and the Acquisition Completed?

The Canopy Growth Call Option expires 90 months (seven and a half years) following the Initial Effective Time. Canopy Growth is required to exercise the Canopy Growth Call Option upon the satisfaction of the “triggering event”, being a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States.

Subject to the satisfaction or waiver of certain customary closing conditions, the Acquisition is required to be completed by Canopy Growth within 90 days of the exercise of the Canopy Growth Call Option.

What does this deal mean for Acreage?

Acreage will continue to operate in the ordinary course and as an independent company with its own directors and officers until the Acquisition is completed. However, Acreage’s operations shall be subject to certain covenants in the Arrangement Agreement until the earlier of the Acquisition or the termination of the Arrangement Agreement.

At the Effective Time, Acreage will enter into a royalty-free license agreement with Canopy Growth, affording Acreage a license to certain of Canopy Growth’s intellectual property, technologies, and brands in the United States, which Acreage intends to leverage across its national footprint.

Is the consideration payable to Acreage shareholders fixed?

The Option Payment Amount is fixed at US$300,000,000.

In connection with the Acquisition, the Exchange Ratio is not subject to adjustment based on the trading prices of Canopy Growth or Acreage; however, the Exchange Ratio may be adjusted in certain circumstances as set out in the Arrangement Agreement. Accordingly, securityholders of Acreage will share in any stock price appreciation in Canopy Growth during the term of the Canopy Growth Call Option based on the Exchange Ratio.

How can I value my Acreage shares today?

Prior to the payment of the Option Payment Amount, you can use the following example to help you value your Subordinate Voting Shares (or other Acreage securities convertible into such shares). This example does not apply to periods following the payment of the Option Payment Amount or in the event that the Exchange Ratio is adjusted in any manner.

Assuming that Canopy Growth’s stock price on the NYSE is US$48.00 and multiplying such amount by the Exchange Ratio (0.5818 of a Canopy Growth common share), plus the anticipated potential pro rata share of the Option Premium Amount (approximately $2.55 as of April 18, 2019), the Subordinate Voting Shares could be valued as follows assuming the transactions will close:

Example (in U.S. Dollars):

Price per Canopy Growth common share multiplied by the Exchange Ratio:

$48.00 X 0.5818	=	$27.93

Approximate pro rata Option Payment Amount per Subordinate Voting Share	+ $2.55

Implied Subordinate Voting Share value	=	$30.48

When and where will the Shareholder Meeting occur and how can I vote my Company Shares?

It is currently anticipated that the Shareholder Meeting will be held on June 19, 2019. Each holder of Company Shares as of the record date and those with securities convertible into Company Shares will receive a copy of the Circular in advance of the Shareholder Meeting, which will provide detailed disclosure regarding the Arrangement and the Acquisition, including the matters to be voted on and related procedures.

Can Acreage continue to complete strategic acquisitions and what are the 58 million shares referred to in the Acreage press release to be used for?

The Arrangement Agreement provides that Acreage may issue up to (i) 5,221,905 Subordinate Voting Shares in connection with certain previously-announced and pending acquisitions, and (ii) up to an additional 58,000,000 Subordinate Voting Shares (or securities convertible into such Subordinate Voting Shares) without obtaining any consent from Canopy Growth prior to the completion of the Acquisition. The ability to issue these additional securities will enable Acreage to continue to pursue its business strategy without negatively impacting the Exchange Ratio.

Can Acreage issue shares in addition to those described above?

Acreage may, with Canopy Growth’s consent, issue additional securities. To the extent that Acreage issues in excess of the 58,000,000 shares described above, the Exchange Ratio will be adjusted accordingly.

Is there any difference in the pro rata portion of the Option Payout Amount and/or the number of Canopy Shares to be received upon consummation of the Acquisition on the basis of the exchange upon which I trade my Subordinate Voting Shares (CSE, OTC, FRA)?

No. Although certain holders may be subject to withholdings for tax purposes by Acreage, Canopy Growth or the payment agent as is permitted by the Arrangement Agreement and the plan of arrangement to implement the Arrangement, the pro rata amount of the Option Payout Amount and the number of common shares of Canopy Growth to be issued in respect of each Acreage Subordinate Voting Share upon completion of the Acquisition will be the same.

Can Canopy Growth buy another Multi-State Operator (“MSO”) in the U.S. or operate in the United States?

Unless Acreage consents and subject to certain provisions of the Arrangement Agreement, Canopy Growth has agreed that until the “triggering event”, it will not acquire any entity, whether an MSO or otherwise, with operations in the United States that are not compliant with U.S. federal laws.

My shares are held on the register at the transfer agent, Odyssey Trust Company. How will I receive my shares of Canopy Growth upon the closing of the Acquisition?

Acreage and Canopy Growth will work with both companies’ transfer agents to ensure that all recipients of Canopy Growth common shares receive the correct number of Canopy Growth shares upon closing of the Acquisition. At the time of the “triggering event”, Acreage and Canopy Growth will cause letters of transmittal to be delivered to registered holders in order to exchange their shares for common shares of Canopy Growth.

What are the tax implications of the transactions?

You should carefully review the Arrangement Agreement, plan of arrangement and tax disclosures that will be included in the Circular and consult your tax advisors for purposes of determining the tax consequences that the contemplated transactions may have for you.

Forward Looking Statements

This document and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the transactions contemplated in the Arrangement Agreement, including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Acquisition; the likelihood of the “triggering event” being satisfied or waived by the outside date; the ability of the parties to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the “triggering event”; other expectations and assumptions concerning the transactions contemplated in the Arrangement Agreement; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis; and such risks as are described in Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking information concerning the anticipated completion of the transactions contemplated in the Arrangement Agreement and the timing thereof, Acreage has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time. Although Acreage believes that the assumptions and factors used in preparing the forward-looking information in this material change report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this material change report are made as of the date of this material change report and Acreage does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the transactions contemplated in the Arrangement Agreement will occur, or that it will occur on the terms and conditions contemplated in this material change report. The transactions contemplated in the Arrangement Agreement could be modified, restructured or terminated. The “triggering event” may not occur or be waived. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Acquisition cannot close until necessary regulatory, court and shareholders approvals are obtained, and the “triggering event” has occurred or been waived. There can be no assurance that the Acquisition will be completed as proposed or at all. Investors are cautioned that, except as disclosed herein and in the management information circular to be prepared in connection with the Acquisition, any information released or received with respect to the Acquisition may not be accurate or complete and should not be relied upon.